UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of February 2024
Commission File Number: 001-37669
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Nomad Foods Limited
(Translation of registrant’s name in English)

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No. 1 New Square
Bedfont Lakes Business Park
Feltham, Middlesex TW14 8HA
+ (44) 208 918 3200
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Investor Presentation
The management of Nomad Foods Limited (the "Company") will be presenting at an investor conference tomorrow, February 22, 2024, where they will present updates on the Company's 2023 performance and initial 2024 guidance. A copy of the press release that contains this preliminary information is furnished as Exhibit 99.1 to this Report on Form 6-K. These preliminary expectations are based on management’s initial analysis of operations for the year ended December 31, 2023. The Company expects to issue full financial results for the fourth quarter and year ended December 31, 2023 on February 29, 2024.

Forward Looking Statements: The financial information set forth in this Press Release reflects the Company’s current preliminary estimates, is subject to the completion of its audit process, and is subject to change. The Company’s full fourth quarter and year 2023 results could differ materially from the preliminary estimates provided in this Press Release. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date of this Report. We undertake no obligation to publicly release the results of any revision or update of the forward-looking statements, except as required by the law.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Samy Zekhout
Name:	Samy Zekhout
Title:	Chief Financial Officer
Dated: February 21, 2024

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Press Release issued by Nomad Foods Limited on February 21, 2024